EXHIBIT 12 (b)

J. C. Penney Company, Inc.

and Consolidated Subsidiaries

Computation of Ratios of Available Income from

Continuing Operations to Fixed Charges

($ in Millions)	53 Weeks Ended 1/31/04	52 Weeks Ended 1/25/03	52 Weeks Ended 1/26/02	52 Weeks Ended 1/27/01	52 Weeks Ended 1/29/00
Income/(loss) from continuing operations (before income taxes and capitalized interest)	$546	$415	$273	$(299)	$640
Fixed charges:
Interest (including capitalized interest) on:
Operating leases	65	78	74	88	91
Short-term debt	6	4	—	13	137
Long-term debt	429	403	426	464	538
Capital leases	—	—	1	3	—
Other, net	21	22	11	(2)	(7)
Less: interest expense of discontinued operations	(164)	(162)	(155)	(214)	(325)

Total fixed charges	357	345	355	352	434

Total available income	$903	$760	$628	$53	$1,074

Ratio of available income to combined fixed charges	2.5	2.2	1.8	0.2	2.5

*	Total available income from continuing operations (before income taxes and capitalized interest) was not sufficient to cover fixed charges by $299 million.